WILLIAMS LAW GROUP, P.A.

2503 W. Gardner Ct.

Tampa FL 33611

Phone:  813-831-9348

Fax:  813-832-5284

December 22, 2005

Mr. Thomas Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0408

Re: Sputnik, Inc.

Registration Statement on Form SB-2

Amendment No. 4.

File No. 333-126158

Dear Mr. Kluck:

On behalf of Sputnik, Inc., attached is a clean and marked Amendment No. 4 to the above registration statement.

The only change from Amendment 3 is the inclusion of new undertakings required after December 1, 2005, inadvertently omitted from Amendment 3.

We believe that we have adequately addressed all concerns and comments.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ

Michael T. Williams, Esq.